Exhibit 21.1

Subsidiaries of Premier Commercial Bancorp

The following are the subsidiaries of the Registrant. All of the subsidiaries listed below are wholly-owned by the Registrant.

Premier Commercial Bank, N. A., a national banking association

Premier Commercial Bancorp Trust I, a Delaware statutory business trust

Premier Commercial Statutory Trust II, a Connecticut statutory business trust